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                             October 24, 2023

       Bun Kwai
       Chief Executive Officer
       QMMM Holdings Ltd
       Unit 1301, Block C, Sea View Estate,
       8 Watson Road
       Tin Hau, Hong Kong

                                                        Re: QMMM Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed October 6,
2023
                                                            File No. 333-274887

       Dear Bun Kwai:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed October 6, 2023

       Cover page

   1. We note your response to prior comment 1 and reissue in part. Please revise, as you do under the prospectus
summary, to clarify that the percentage of total outstanding Ordinary
                                                        Shares also represents
the total percentage of voting power that the controlling
                                                        stockholder will hold
after completion of the offering. In addition, please revise here to state, as you do on
page 29, that you    do not intend to rely on the corporate governance
                                                        exemptions available to
   controlled companies,    however, [you] may choose to rely on
                                                        such exemptions in the
future.
   2. We note your response to prior comment 4 and reissue in part. Please quantify here and on page 6 the amounts
related to the intercompany loans from ManyMany Creation to the holding company for the
payment of certain expenses including expenses for this offering and salaries of
executive officers and provide cross-references to the consolidated
 Bun Kwai
QMMM Holdings Ltd
October 24, 2023
Page 2
         financial statements. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
Prospectus Summary, page 1

3. We note your response to prior comment 7 and revised disclosure on page 26. Please also provide such disclosure in the prospectus summary section. Additionally, we note your
         disclosure on page 26 that you and your subsidiaries are    not
required to obtain
         permission or approval from Hong Kong authorities;    and    not
covered by permissions
         requirements from CSRC, CAC or any other governmental agency;    but
also that you
            have received all requisite permissions or approvals for [y]our business operations and
         no permission or approval has been denied.    Clarify and disclose
each required
         permission or approval that you or your subsidiaries have obtained to operate your business and to offer the securities being registered to foreign investors.
Capitalization, page 38

4. We note your response to prior comment 17. Please revise to add short-term bank loans and amounts due to shareholders as components of your total capitalization as of
         March 31, 2023, or tell us why your presentation is appropriate. Refer to Item 3.B of Form
         20-F.
5. Your disclosure on page 37, Use of Proceeds, and on page 38 in the second bullet point related to deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses is not consistent with the balance presented for additional paid-in capital in the As adjusted and As adjusted (Over-allotment option exercised in full) columns presented in your table. Please clarify or revise.
6. Please remove the column As adjusted (Over-allotment option exercised in full).
Dilution, page 39

7. Your disclosure of adjusted net tangible book value as of March 31, 3023 of $3,899,151 on page 39 and $4,828,290 on page 40 is not consistent with your disclosure on page 37,
       Use of Proceeds, and that changes in net tangible book deficit as of March 31, 2023 only
FirstName LastNameBun Kwai
       give effect to sale of ordinary shares offered in this offering after deducting underwriting
Comapany    NameQMMM
       discounts,           Holdingsexpense
                   non-accountable    Ltd    allowance and estimated offering
expenses. Please
Octoberclarify or revise.
         24, 2023  Page 2
FirstName LastName
 Bun Kwai
FirstName LastNameBun  Kwai
QMMM Holdings    Ltd
Comapany
October 24,NameQMMM
            2023       Holdings Ltd
October
Page 3 24, 2023 Page 3
FirstName LastName
Enforceability of Civil Liabilities, page 42

8. We note your response to prior comment 18 and reissue. Please identify by name your directors, executive officers, and members of senior management who are located in
         China and Hong Kong. In this regard, we note your disclosure that all of your executive officers, directors and senior management (except for Mr. Anthony Chan who is located in
         the U.S)    are nationals or residents of jurisdictions other than the
United States.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
52

9. We note your response to prior comment 14. Please revise to further describe the material terms of the signed agreements you reference on page 47 and 49 in your discussion about a continuing project in the pipeline, and file such agreements as exhibits, pursuant to Item
         601(b)(10) of Regulation S-K. Finally, please add appropriate risk factor disclosure related to the completion of this project and the impact to your liquidity and capital resources.
Liquidity and Capital Resources, page 57

10. To the extent applicable, please disclose the nature, purpose, and material terms of any agreement with related parties to which you indicate you have financed your operations and file any such agreement as an exhibit.
Related Party Transactions, page 89

11. We note your response to prior comment 22 and reissue. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item
         7.B of Form 20-F.
General

12. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Bun Kwai
QMMM Holdings Ltd
October 24, 2023
Page 4

       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,
FirstName LastNameBun Kwai
                                                         Division of
Corporation Finance
Comapany NameQMMM Holdings Ltd
                                                         Office of Trade &
Services
October 24, 2023 Page 4
cc:       Jeffrey Li, Esq.
FirstName LastName